EXHIBIT 99.7

Press Release dated February 2, 2004

Notification of Call-Net Enterprises’ 2003 annual results release and related conference call - February 25, 2004

     TORONTO, Feb. 2 /CNW/ - Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its year-end financial and operating results before the markets open on Wednesday, February 25, 2004. The Company will host a teleconference call and webcast for the same day. Bill Linton, president and chief executive officer and Roy Graydon, executive vice president and chief financial officer will participate in the call.

Date:	Wednesday, February 25, 2004
Time:	1:00 pm ET
Access Number:	416-695-5259 or toll free 1-800-769-8320
Webcast:	www.callnet.ca or http://www.newswire.ca/en/webcast
Confirmation:	T478199S

Replay:	416-695-5275 or toll free 1-866-518-1010 until
March 3, 2004
Audio webcast will be archived at www.callnet.ca

     To participate in the conference call, please call the access number ten minutes prior to the scheduled start time and request Call-Net’s year-end and fourth quarter earnings teleconference. If you require assistance during the conference call, you can reach an operator by pressing ‘0’.

     Call-Net Enterprises Inc.

     Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca. and www.sprint.ca.
%SEDAR: 00004316EF

For further information: Karen O’Leary,
karen.oleary@sprint-canada.com, (416) 718-6445